

September 17, 2010

Drew K. Hostetter
Executive Vice President, Treasurer and Chief Financial Officer
Susquehanna Bancshares, Inc.
26 North Cedar St.
Lititz, PA 17543

> **Re: Susquehanna Bancshares, Inc.**
> **Form 10-K/A for the year ended December 31, 2009**
> **Filed March 3, 2010**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-133872**

Dear Mr. Hostetter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 38

Loans and Leases, page 42

1. We note from your tabular information that real estate – construction loans comprised only 11% of your total loan and lease portfolio as of December 31, 2009 yet this loan type represented 44.5% of your nonaccrual loans and leases, 31.5% of your allowance for loan

losses, and 50% of your total charge-offs during 2009. In future filings, please enhance your discussion on page 42 (and elsewhere throughout the filing where appropriate) to address the following:

- Explain in detail how you actively evaluate this high risk portion of your loan portfolio to identify potential problem loans on a timely basis;
- Describe your process for monitoring the collectability of potential problem loans once the a loan is identified as a "potential problem";
- Discuss the extent to which you determine the value of the underlying collateral differently for your real estate – construction portfolio (e.g. raw land, land development, etc.) as compared to your other collateral based loans;
- Disclose how you have changed your lending practices for real estate – construction loans to mitigate the risk of continued significant losses; and
- Disclose the extent to which you have restructured loans in your real estate construction portfolio and quantify the amount, if any, of those loans which have subsequently been charged-off.

2. As a related matter, please revise your disclosures on page 47 to disclose your potential problem loans by loan type as of each period presented.

Risk Assets, page 44

3. We note that your restructured loans increased significantly from $2.6 million as of December 31, 2008 to $58.2 million as of December 31, 2009 and were $79.5 million as of June 30, 2010. Please revise your future filings to disclose the following information related to your troubled debt restructurings (TDRs):

- Quantify the dollar amount of restructured loans that were impaired as of each period presented;
- Quantify the extent to which any restructured loans have been subsequently charged-off during the year ended December 31, 2009 or the six months ended June 30, 2010;
- Clearly and comprehensively discuss your nonaccrual policies for restructured loans;
- Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;
- For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;
- For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured; and
- Specifically disclose your policy concerning how many payments the borrower needs to make before returning a loan to accrual status.

Consolidated Financial Statements

Note 5 – Loans and Leases, page 88

4. We note your disclosure on page 120 which states that all your impaired loans are secured by real estate. Given the significant increase in the amount of your impaired loans, please provide us with the following as of December 31, 200 and June 30, 2010 and revise future filings to disclose the following:
   - Expand your table on page 89 to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves;
   - Quantify the amount of impaired loans that did not require a specific allowance because they had been written down to the fair value of the collateral through a direct charge-off; and
   - To the extent that you have a significant amount of impaired loans without a specific allowance that have not been written down to the fair value of the collateral, please explain how you determined that no impairment loss exists.

5. We note that you had specific valuation allowances of $35 million on $249 million of impaired loans as of December 31, 2009. As it relates to your impaired loans, please tell us and revise your future filings, to include the following enhanced disclosures:
   - The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;
   - The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
   - In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
   - If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
   - How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);
   - In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;
   - The amount of charge-offs recorded on your impaired loans which are therefore not included in your specific valuation allowance at period end; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Report of Independent Registered Public Accounting Firm, page 127

6. Please have your auditors revise their report in future filings to include the city and state where the report was issued. Please refer to Rule 2-02(a) of Regulation S-X.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

Consolidated Financial Statements (Unaudited)

7. We note that the unrealized losses on your other structured financial products investments have increased to $14 million at June 30, 2010 from $11 million at December 31, 2009 with an amortized cost of $26 million at each period end. We further note that these investments are comprised of pooled trust preferred securities and all four of these securities are in an unrealized loss position. We have the following comments.
   - Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of June 30, 2010. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment; and
   - Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30</u>

<u>Table 6 - Construction, Land Development, and Other Land Loans - Portfolio Characteristics,
page 44</u>

8. We note in footnote (1) to the table that you include cash flows on the guarantors in
    calculating the global debt coverage ratio. Please tell us and revise your future filings to
    address the following regarding your construction or commercial loans:
    *   Tell us whether you have noticed an increase in construction or commercial loans that
        have been extended at maturity for which you have not considered the loan to be
        impaired due to the existence of guarantees. If so, tell us about the types of extensions
        made, whether loan terms are being adjusted from the original terms, and whether you
        consider these types of loans as collateral-dependent;
    *   Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address
        the type of financial information reviewed, how current and objective the information
        reviewed is, and how often the review is performed;
    *   Disclose how you evaluate the guarantor's reputation and willingness to work with you
        and how this affects any allowance for loan loss recorded and the timing of charging-off
        the loan; and
    *   When the impaired loan is carried at a value in excess of the appraised value due to the
        guarantee from the borrower, disclose in detail how you evaluate and determine the
        realizable value of the borrower guarantee. Specifically discuss the extent of your
        willingness to enforce the guarantee.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Drew K. Hostetter
Susquehanna Bancshares, Inc.
September 17, 2010
Page 6

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lisa Etheredge at (202) 551-3424 or the undersigned at (202) 551-3423 if you have any questions.

        Sincerely,

        Amit Pande
        Accounting Branch Chief